UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

MECHANICAL TECHNOLOGY INCORPORATED
(NAME OF SUBJECT COMPANY (ISSUER))

MECHANICAL TECHNOLOGY INCORPORATED (OFFEROR)
(NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

OPTIONS TO PURCHASE COMMON STOCK $.01 PAR VALUE,
HAVING AN EXERCISE PRICE OF $10.00 OR MORE PER SHARE
(TITLE OF CLASS OF SECURITIES)

(583538103)
(CUSIP NUMBER OF CLASS OF SECURITIES)
(UNDERLYING COMMON STOCK)

CATHERINE HILL, ESQ.
MECHANICAL TECHNOLOGY INCORPORATED
431 NEW KARNER ROAD
ALBANY, NY 12205
(518) 533-2200

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee

$2,476,444	$200.34

* Calculated solely for purposes of determining the filing fee. This calculation assumes that options to purchase 976,000 shares of common stock of Mechanical Technology Incorporated will be exchanged pursuant to this offer. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate transaction value of such options of $2,476,444, as of October 24, 2003, calculated based on the Black-Scholes option pricing model, multiplied by (ii) $80.90 per each U.S. $1,000,000 million of the value of the transaction.

[ ]

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Form or Registration No.: Not Applicable
Filing Party: Not Applicable	Date Filed: Not Applicable

[  ]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

ITEM 1. SUMMARY TERM SHEET

The information set forth under "Frequently Asked Questions and Summary Term Sheet" in the document entitled "Offer to Exchange Outstanding Stock Options," dated October 30, 2003 (as amended from time to time, the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

     (a)  The name of the issuer is Mechanical Technology Incorporated, a New York corporation ("MTI"), and the address and telephone number of its principal executive offices is 431 New Karner Road, Albany, NY 12205, (518) 533-2200. The information set forth in the Offer to Exchange under Section 9 ("Information About MTI; Summary Financial Information; Risk Factors") is incorporated herein by reference.

     (b)  This Tender Offer Statement on Schedule TO relates to the solicitation by MTI of requests to exchange options granted having an exercise price of $10.00 or more per share (the "Eligible Options") outstanding under the MTI 1999 Employee Stock Incentive Plan, as amended (the "1999 Plan") or the MTI Stock Incentive Plan, as amended (the "1996 Plan"). The 1999 Plan and the 1996 Plan are collectively, (the "Plans") to purchase shares (each, an "Option Share") of MTI common stock, $0.01 par value per share, for new options that will be granted under and subject to the 1999 Plan, or the 1996 Plan, as applicable, upon the terms and subject to the conditions described in the Offer to Exchange. Employees and directors may participate if they (a) are an employee or director of MTI or its subsidiaries as of the date MTI accepts properly tendered Eligible Options in the offer and (b) have not received any options with an exercise price of less than $10.00 per share after June 19, 2003 ("Eligible Participants"). For each two Option Shares for which a surrendered Eligible Option is exercisable, MTI will grant an option for one new Option Share to the Eligible Participants, subject to the terms and conditions of the Offer to Exchange. The information set forth in the Offer to Exchange under "Frequently Asked Questions and Summary Term Sheet," Section 1 ("Eligible Participants; Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c)  The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     (a)  The information set forth under Item 2(a) above and in Section 10 of the Offer to Exchange ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. MTI is both the filing person and the subject company.

ITEM 4. TERMS OF THE TRANSACTION

     (a)  The information set forth in the Offer to Exchange under "Frequently Asked Questions and Summary Term Sheet," Section 1 ("Eligible Participants; Number of Options; Expiration Date"), Section 3 ("Procedures for Surrendering Options"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Grant of New Options"), Section 6 ("Conditions of This Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 9 ("Information About MTI; Summary Financial Information; Risk Factors"), Section 11 ("Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of This Offer; Termination; Amendment") is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (e)  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a)  The information set forth in the Offer to Exchange under Section 2 ("Purpose of This Offer") is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and Section 11 ("Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer") is incorporated herein by reference.

     (c)  The information set forth in the Offer to Exchange under Section 2 ("Purpose of This Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)  The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

     (b)  Not applicable.

     (c)  Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a)  Not applicable.

ITEM 10. FINANCIAL STATEMENTS

     (a)  The information set forth in the Offer to Exchange under Section 9 ("Information About MTI; Summary Financial Information; Risk Factors") and Section 16 ("Additional Information"), and in MTI's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003 and its Quarterly Report on Form 10-Q for the fiscal Quarter ended September 30, 2003 are incorporated herein by reference.

     (b)  Not applicable.

ITEM 11. ADDITIONAL INFORMATION

     (a)  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b)  Not applicable.

ITEM 12. EXHIBITS

(a)(1) Offer to Exchange Outstanding Stock Options, dated October 30, 2003.

(a)(2) Form of Election Form.

(a)(3) Form of Notice of Withdrawal.

(a)(4) Form of Notice of Acceptance.

(a)(5) Form of Cover Letter to Eligible Optionholders.

(a)(6) Form of Email message to Eligible Optionholders.

(a)(7) Power point presentation to employees describing offer to exchange.
(b) Not applicable.

(d)(1) The Mechanical Technology Incorporated 1999 Employee Stock Incentive Plan is incorporated herein by reference to Mechanical Technology Incorporated's Definitive Proxy Statement filed with the SEC on February 3, 1999.

(d)(2) The Mechanical Technology Incorporated Stock Incentive Plan is incorporated herein by reference to Mechanical Technology Incorporated's Definitive Proxy Statement filed with the SEC on November 19, 1996.

(d)(3) Form of Non-Qualified Stock Option Agreement for employees pursuant to the Mechanical Technology Incorporated 1999 Employee Stock Incentive Plan, as amended and the Mechanical Technology Incorporated Stock Incentive Plan, as amended.

(d)(4) Form of Non-Qualified Stock Option Agreement for directors pursuant to the Mechanical Technology Incorporated 1999 Employee Stock Incentive Plan, as amended and the Mechanical Technology Incorporated Stock Incentive Plan, as amended.

(d)(5) Form of Incentive Stock Option Agreement pursuant to the Mechanical Technology Incorporated 1999 Employee Stock Incentive Plan, as amended and the Mechanical Technology Incorporated Stock Incentive Plan, as amended.

(d)(6) Mechanical Technology Incorporated Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference, filed with the SEC on March 25, 2003.

(d)(7) Mechanical Technology Incorporated Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2003 and its Quarterly Report on Form 10-Q for the fiscal Quarter ended September 30, 2003 are incorporated herein by reference, filed with the SEC on May 15, 2003, August 13, 2003 and October 22, 2003, respectively.

(d)(8) Mechanical Technology Incorporated 1999 Employee Stock Incentive Plan Amendment Number 1

(d)(9) Mechanical Technology Incorporated Stock Incentive Plan Amendment Number 1

(g) Not applicable.

(h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

     (a)  Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MECHANICAL TECHNOLOGY INCORPORATED
By: /s/ Cynthia A. Scheuer Cynthia A. Scheuer Chief Financial Officer

Dated: October 30, 2003

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)	Offer to Exchange Outstanding Stock Options, dated October 30, 2003.
(a)(2)	Form of Election Form.
(a)(3)	Form of Notice of Withdrawal.
(a)(4)	Form of Notice of Acceptance.
(a)(5)	Form of Cover Letter to Eligible Optionholders.
(a)(6)	Form of Email message to Eligible Optionholders.
(a)(7)	Power point presentation to employees describing offer to exchange.
(b)	Not applicable.
(d)(1)

Mechanical Technology Incorporated 1999 Employee Stock Incentive Plan is incorporated herein by reference to Mechanical Technology Incorporated's Definitive Proxy Statement filed with the SEC on February 3, 1999.

(d)(2)	Mechanical Technology Incorporated Stock Incentive Plan is incorporated herein by reference to Mechanical Technology Incorporated's Definitive Proxy Statement filed with the SEC on November 19, 1996.

(d)(3)

Form of Non-Qualified Stock Option Agreement for employees pursuant to the Mechanical Technology Incorporated 1999 Employee Stock Incentive Plan, as amended and the Mechanical Technology Incorporated Stock Incentive Plan, as amended.

(d)(4)

Form of Non-Qualified Stock Option Agreement for directors pursuant to the Mechanical Technology Incorporated 1999 Employee Stock Incentive Plan, as amended and the Mechanical Technology Incorporated Stock Incentive Plan, as amended.

(d)(5)

Form of Incentive Stock Option Agreement pursuant to the Mechanical Technology Incorporated 1999 Employee Stock Incentive Plan, as amended and the Mechanical Technology Incorporated Stock Incentive Plan, as amended.

(d)(6)	Mechanical Technology Incorporated Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference, filed with the SEC on March 25, 2003.
(d)(7)

Mechanical Technology Incorporated Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2003 and Quarterly Report on Form 10-Q for fiscal Quarter ended September 30, 2003 are incorporated herein by reference, filed with the SEC on May 15, 2003, August 13, 2003 and October 22, 2003, respectively.

(d)(8)	Mechanical Technology Incorporated 1999 Employee Stock Incentive Plan Amendment Number 1

(d)(9)	Mechanical Technology Incorporated Stock Incentive Plan Amendment Number 1

(g)	Not applicable.
(h)	Not applicable.